Exhibit 16.1

February 26, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated February 26, 2010, of Nalco Holding Company and are in agreement with the statements contained in the fourth and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

A member firm of Ernst & Young Global Limited